                    PRELIMINARY COPY -- SUBJECT TO COMPLETION

                      -----------------------------------
                            SCHEDULE 14A INFORMATION

                  PROXY STATEMENT PURSUANT TO SECTION 14(A) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[x] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as Permitted by Rule
  14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Under Rule 14a-12

                   BRUNSWICK TECHNOLOGIES, INC.
         (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  VETROTEX CERTAINTEED CORPORATION
   (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN REGISTRANT)

Payment of Filing Fee (Check the appropriate box):

[x] No Fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i) (1) and 0-11:

  1) Title of each class of securities to which transaction applies:

     ...............................................................

  2) Aggregate number of securities to which transaction applies:

     ...............................................................

  3)Per unit price or other underlying transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    ...............................................................

 4) Proposed maximum aggregate value of transaction:

    ...............................................................

 5) Total fee paid:

    ...............................................................

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
  0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  1) Amount Previously Paid:

     ...............................................................

  2) Form, Schedule or Registration Statement No.:

     ...............................................................

  3) Filing Party:

     ...............................................................

  4) Date Filed:

     ...............................................................

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

PRELIMINARY COPY
SUBJECT TO COMPLETION

                                                Vetrotex CertainTeed Corporation
                                                750 E. Swedesford Road
                                                Valley Forge, PA 19482




May 5, 2000

TO:  ALL SHAREHOLDERS OF BRUNSWICK TECHNOLOGIES, INC.

Dear Fellow BTI Shareholder:

     Vetrotex has been a shareholder of Brunswick Technologies, Inc. (BTI) for 6 1/2 years. Over the past 24 months, we have watched BTI's stock price slide to around $5 per share. From April 1, 1999 to April 1, 2000, the stock has traded in the range of $3.00 to $6.75 per share, with an average closing price over that 12-month period of about $4.93.

     At the end of March, representatives of Vetrotex's ultimate parent (Compagnie de Saint-Gobain) met with BTI management and proposed a business combination between the two companies. A series of meetings, letters, and telephone calls ensued, but no real progress was made. On Monday morning, April 17, Vetrotex's immediate parent (CertainTeed Corporation) announced an intention to make a tender offer for all outstanding BTI shares not already owned by Vetrotex. CertainTeed's announced price was $8.00, in cash, representing a 46% premium over the $5.50 closing price of BTI stock on the preceding Friday.

     Soon after CertainTeed's announcement, BTI issued a press release that its Board of Directors had adopted a "poison pill" that, if not redeemed by the BTI Board, would make it prohibitively expensive for CertainTeed to complete the purchase of the BTI shares.

     The next Annual Meeting of Shareholders of BTI is scheduled for May 16, 2000 at 10:00 a.m., at the Marriott at Sable Oaks, 200 Sable Oaks Drive, South Portland, Maine 04106. BTI management proposes that the shareholders at the Annual Meeting re-elect the current Board of Directors (except for a Vetrotex officer who previously stated he would not seek re-election). UNDER THE BTI BYLAWS, NO SHAREHOLDER AFTER MARCH 19, 2000 IS ALLOWED TO NOMINATE ANY COMPETING CANDIDATES FOR CONSIDERATION AT THE ANNUAL MEETING.

     At the Annual Meeting, management also proposes to significantly increase the number of shares of Common Stock that may be issued to Directors, employees and consultants under the 1997 Equity Incentive Plan. In its proxy statement, BTI management justifies the increase by stating that, of the 421,740 shares authorized under the Plan in 1997, only 3,567 are now available. What they fail to mention is that over 54% of the option grants under the Plan have occurred in the last few months. BTI management now seeks another 400,000 shares under the Plan, which if issued today would represent more than a 7.6% increase in the currently outstanding shares. The terms of the Plan allows the Board of Directors to grant non-statutory stock options at up to 50% below market prices. WE URGE BTI SHAREHOLDERS TO VOTE AGAINST

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THE EXTENSION OF THE PLAN ON THESE TERMS. Please sign and return the enclosed
BLUE proxy card today in order to protect the value of your investment in BTI.

     On April 17, Vetrotex exercised its rights under Maine law and the BTI Bylaws to call a Special Meeting of Shareholders. BTI has called the Special Meeting to take place on Friday, June 16, 2000. The purpose of the Special Meeting is to (i) amend BTI's charter so that a majority vote will be sufficient to remove a director from office, (ii) seek removal of BTI's entire Board of Directors, and (iii) elect new Directors. We fully expect all BTI Directors to act responsibly toward CertainTeed's offer and, in due course, to remove the impediments to completion of the offer. If for any reason they do not, the Special Meeting will give BTI shareholders an opportunity to present and vote upon a new slate of director candidates.

     We believe that approval of BTI's proposed amendment to the Plan is not in your best interests and urge you to vote AGAINST Proposal No. 2 on the enclosed BLUE proxy card. Because a defeat of Proposal No. 2 would satisfy one of the conditions of CertainTeed's Offer, your vote AGAINST Proposal No. 2 is the first step you should take to preserve your opportunity to maximize the value of your investment. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY!

     We believe that CertainTeed's $8.00 net per share cash tender offer is very good news for BTI's shareholders. We ask that you read the enclosed Proxy Statement carefully, and that you consider voting against the significant increase in the size of the Plan. Please fill out and sign the enclosed BLUE proxy card as soon as possible and mail it in the envelope provided. Thank you for your consideration.

     If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-888-750-5834.

     Thank you for your support.

                              Sincerely,

                              VETROTEX CERTAINTEED CORPORATION



                              By: /s/ George B. Amoss
                                  _______________________________________
                                   George B. Amoss
                                   Vice President

                                PRELIMINARY COPY

                 SUBJECT TO COMPLETION, DATED MAY 5, 2000

                        VETROTEX CERTAINTEED CORPORATION

                             750 E. SWEDESFORD ROAD
                             VALLEY FORGE, PA 19482

                                 PROXY STATEMENT

                      BY VETROTEX CERTAINTEED CORPORATION
                  IN OPPOSITION TO THE SOLICITATION OF PROXIES
                          BY THE BOARD OF DIRECTORS OF

                          BRUNSWICK TECHNOLOGIES, INC.

                                   -----------

                        ANNUAL MEETING OF SHAREHOLDERS
                          To Be Held on May 16, 2000

     This Proxy Statement and the accompanying BLUE Proxy Card are being furnished by Vetrotex CertainTeed Corporation, a Delaware corporation ("Vetrotex"), to the holders of outstanding shares of common stock, with a par value of $0.0001 per share (the "Common Stock"), of Brunswick Technologies, Inc. ("BTI" or the "Company") in opposition to the solicitation by the BTI Board of Directors of written proxies from the BTI shareholders. BTI's principal executive office is located at 43 Bibber Parkway, Brunswick, Maine 04011.

     This solicitation relates to the BTI Annual Meeting of Shareholders scheduled for May 16, 2000 at 10:00 a.m. at the Marriott at Sable Oaks, 200 Sable Oaks Drive, South Portland, Maine 04106 (the "Annual Meeting") and is being made in opposition to the solicitation of proxies by the BTI Board of Directors concerning its proposed amendment of the 1997 Equity Incentive Plan (the "Plan"). The BTI Board's requested Plan amendment is intended to increase the number of shares available for stock option grants and stock appreciation rights under the Plan by another 400,000 shares of Common Stock. This number of shares represents more than 7.64% of the currently outstanding number of shares. (There currently are 5,230,823 outstanding shares according to BTI's proxy statement.)

     Adoption of BTI management's proposed Plan amendment requires the affirmative vote of a majority of the outstanding shares of Common Stock. Abstention and broker non-votes will have the same effect as a vote against the proposed Plan amendment.

     This Proxy Statement and the enclosed BLUE proxy card are first being mailed to shareholders on or about May 6, 2000.

     On April 20, 2000, the immediate parent of Vetrotex, CertainTeed Corporation ("Parent") and its indirect wholly owned subsidiary, VA Acquisition Corporation ("Purchaser"), both indirect wholly owned subsidiaries of Compagnie de Saint-Gobain ("Saint-Gobain"), commenced an offer to purchase all of the outstanding shares of BTI Common Stock that Vetrotex does not already own, together with the associated rights to purchase preferred stock (the "Rights") issued pursuant to the Rights Agreement, dated April 17, 2000, between BTI and State Street Bank and Trust Company (the BTI Common Stock, together with the associated Rights, being referred to as the "Shares"), at $8.00 net per Share, in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the CertainTeed Offer to Purchase, dated April 20, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the "CertainTeed Offer").

     In connection with the CertainTeed Offer, Vetrotex may find it necessary to seek to take control of the BTI Board of Directors in the future. In furtherance of that purpose, on April 17, 2000, Vetrotex submitted a notice to BTI which calls a special meeting of the shareholders (the "Special Meeting") for



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

the purpose of acting upon (i) a proposed amendment to BTI's Articles of Incorporation to reduce the vote necessary to remove directors to a majority of the outstanding shares, (ii) the removal of BTI's Board of Directors, and (iii) the election of new BTI directors. Under Section 805(4) of the Maine Business Corporation Act (the "MBCA"), the holders of 10% or more of any class of a company's stock may require the company's board of directors to submit a proposed amendment of the company's Articles of Incorporation to the shareholders at a special or annual meeting. Under BTI's Bylaws, special meetings of shareholders may be called by (among others) the holders of not less than 10% of the shares entitled to vote. Vetrotex currently owns 713,746 shares of the Common Stock of BTI, or approximately 14% of the issued and outstanding Common Stock. BTI has set the date of the Special Meeting for June 16, 2000. We fully expect all BTI Directors to act responsibly toward the CertainTeed Offer and, in due course, to remove the impediments to the completion of the offer. If for any reason they do not, the Special Meeting will give BTI shareholders an opportunity to vote upon a new slate of candidates for BTI's Board of Directors.

     Vetrotex considered presenting a different slate of candidates for election to BTI's Board of Directors at the Annual Meeting. However, BTI's Bylaws prohibit shareholders from nominating any other candidate at this year's Annual Meeting unless they have given advance notice to the BTI Board of Directors by March 19, 2000 (the "Advance Notice Bylaw"). Shareholders will have an opportunity at the Special Meeting to consider removal of the BTI Board of Directors and election of new directors to fill any resulting vacancies. Vetrotex reserves the right to challenge the validity of the Advance Notice Bylaw and to take such further actions as it considers appropriate in connection with election or removal of BTI directors or in connection with various defensive measures that the BTI Board of Directors has taken or may take in relation to the CertainTeed Offer.

     Vetrotex takes no position with respect to BTI's Proposals No. 1 and No. 3 in this solicitation, but does not intend to vote its shares in favor of them. If no direction is given on any BLUE Proxy Card given to Vetrotex, then Vetrotex will vote such shares "WITHHOLD" on Proposal No. 1 and "AGAINST" Proposals No. 2 and No. 3. According to BTI's proxy statement dated April 17, 2000 and submitted by it in connection with the Annual Meeting (the "BTI Proxy Statement"), the six directors proposed for election at that meeting for a one-year term (Proposal No. 1) are the same six directors who currently serve on the Board of Directors (a seventh director, who had served as a nominee of Vetrotex, having earlier advised of his intention not to stand for re-election). Another proposal to be presented at the Annual Meeting (Proposal No. 3) is to ratify the action of the BTI Board of Directors in selecting PricewaterhouseCoopers LLP as independent accountants for BTI.

     The other matter to be presented at the Annual Meeting (Proposal No. 2), which Vetrotex does oppose, is to approve an amendment made by the BTI Board of Directors to the BTI 1997 Equity Incentive Plan (the "Plan") to increase the number of shares of Common Stock available for awards pursuant to the Plan from an aggregate total of 421,740 shares to 821,740 shares. Note that the BTI Proxy Statement is internally inconsistent in that in some places it cites an increase to 821,470 shares, rather than to 821,740 shares. Vetrotex does not object to the Plan itself. Used properly, such plans can be useful in attracting and retaining valuable employees, which can benefit the employer and its shareholders. However, Vetrotex opposes the proposed amendment because it believes that the possibility of additional stock options being awarded between the dates of the Annual Meeting and the Special Meeting could further dilute shareholder interests, perhaps significantly, as the Plan permits nonqualified stock options to be granted at as little as 50% of the fair market value of Common Stock. Also, until the CertainTeed Offer has been completed and until the shareholders have acted at the Special Meeting, no harm will be caused to potential optionees, particularly in view of current BTI Common Stock prices following announcement of the CertainTeed Offer.

     No proposals by Vetrotex with regard to either the Annual Meeting or the Special Meeting are included in this proxy statement and solicitation. All proposals by Vetrotex are to be acted upon at the Special Meeting and will be contained in a separate proxy solicitation statement to be filed by Vetrotex. In our judgment, to express your support of

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

our future proposals outlined below under "The CertainTeed Offer and Proposed Merger," you should deliver proxies to us, in opposition to Proposal No. 2, and withhold proxies or revoke those already given in favor of that proposal. CONSEQUENTLY, VETROTEX OPPOSES THE BTI BOARD OF DIRECTORS' PROXY SOLICITATION REGARDING PROPOSAL NO. 2 AND URGES YOU NOT TO SIGN THE WHITE PROXY CARD SENT TO YOU BY BTI.

     EVEN IF YOU PREVIOUSLY SIGNED AND RETURNED BTI'S WHITE PROXY CARD, YOU HAVE THE RIGHT TO CHANGE YOUR VOTE. WE URGE YOU TO SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. YOUR PROMPT ACTION IS IMPORTANT. PLEASE RETURN THE BLUE PROXY CARD TODAY.

     IF YOUR SHARES ARE HELD IN "STREET NAME," ONLY YOUR BROKER OR BANKER CAN VOTE YOUR SHARES. PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT HIM OR HER TO VOTE A BLUE PROXY CARD ON YOUR BEHALF TODAY.

     If you have any questions about giving your proxy or if you require assistance, please call Innisfree M&A Incorporated ("Innisfree"), the firm assisting Vetrotex in this solicitation, at the phone numbers shown below:

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                           NEW YORK, NEW YORK  10022
                 BANKS & BROKERS CALL COLLECT:  (212) 750-5833
                   ALL OTHERS CALL TOLL-FREE:  (888) 750-5834

                                   -----------



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

                            SUMMARY OF BTI PROPOSALS

     BTI's Board of Directors is soliciting proxies (the "BTI Proxy Solicitation") in favor of three separate proposals. Each of the BTI proposals (the "BTI Proxy Proposals") is set forth below:

BTI PROPOSAL NO. 1

To elect six members of the Board of Directors, all of whom are currently serving as directors of BTI;

BTI PROPOSAL NO. 2

To approve an amendment made by the BTI Board of Directors to the BTI 1997 Equity Incentive Plan to increase the number of shares of Common Stock available for awards under that Plan from 421,740 to 821,740; and

BTI PROPOSAL NO. 3

To ratify the action of the BTI Board of Directors in selecting
PricewaterhouseCoopers LLP as independent accountants for BTI.

     Vetrotex believes that BTI Proxy Proposals No. 1 and No. 3 are routine matters which would have been proposed in any event at BTI's Annual Meeting. However, Vetrotex believes it is better to determine these issues at the same time as shareholders determine proposals in furtherance of the CertainTeed Offer which may be made by Vetrotex with respect to the Special Meeting. Therefore, although Vetrotex intends to vote its shares against all three BTI Proxy Proposals, for purposes of this solicitation, we are soliciting proxies in opposition to only BTI Proxy Proposal No. 2.

         REASONS FOR OPPOSING THE BTI BOARD OF DIRECTORS' SOLICITATION
                   WITH RESPECT TO BTI PROXY PROPOSAL NO. 2
            (PROPOSED AMENDMENT TO BTI'S 1997 EQUITY INCENTIVE PLAN)

     According to the BTI Proxy Statement, BTI adopted the Plan in January 1997. In March 2000, the Board of Directors unanimously adopted, subject to shareholder approval, an amendment to the Plan purportedly to enhance the flexibility of the Board of Directors and its Compensation Committee (the "Committee") in granting stock-related awards, including stock options, to BTI's employees, directors and consultants.

PROPOSED AMENDMENT

     According to the BTI Proxy Statement, the proposed amendment increases the aggregate number of shares of Common Stock authorized for issuance under the Plan from 421,740 shares to 821,740 shares, subject to adjustment from time to time for stock dividends and certain other changes in capitalization as provided in the Plan. Note, however, that the BTI Proxy Statement is internally inconsistent in some places, including the proxy card, citing an increase to 821,470 shares rather than 821,740 shares. The Board of Directors purportedly adopted this proposed amendment to ensure that there will be a sufficient reserve of shares to permit further grants to existing and new employees, directors and consultants at levels determined appropriate by the BTI Board of Directors and the Committee. The BTI Proxy Statement states that BTI anticipated that the proposed increase will provide a sufficient number of shares to cover stock option grants made over a period of approximately three years. As of March 24, 2000, stock options to purchase an aggregate of 416,755 shares had been granted and were outstanding, and 250 option shares had been exercised under the Plan, leaving 3,567 shares available for future issuance.





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

1997 EQUITY INCENTIVE PLAN

     According to the BTI Proxy Statement, pursuant to the Plan, the Committee is authorized to grant incentive stock options, non-statutory stock options, stock appreciation rights ("SARs"), restricted stock or similar securities defined thereunder (collectively, "Awards"), all in its discretion, to key personnel, consultants and directors of BTI or one of its affiliates. The number of shares and vesting schedules for exercise of the Awards are determined by the Committee. Incentive stock options are exercisable at the fair market value of the shares of Common Stock at the time of grant, except in the case of options granted to persons who own more than 10% of the outstanding Common Stock, who may only receive options that are exercisable at 110% of such fair market value. Non-statutory stock options and SARs may be issued with an exercise price of no less than 50% of such fair market value. Options granted under the Plan are exercisable for a period of ten years from the date of grant, except that incentive stock options granted to persons who own more than 10% of the outstanding Common Stock terminate after five years. The terms and conditions of incentive stock options are subject to, and intended to comply with, Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). In the event of a change in control of BTI, the Committee may: (i) provide for the acceleration of any time period relating to the exercise or realization of an Award; (ii) provide for the purchase of an Award upon the recipient's request; (iii) adjust the terms of an Award to reflect the change in control; (iv) cause an Award to be assumed, or new rights substituted therefor, by another entity; or (v) make such other provision as the Committee may consider equitable and in the best interests of BTI. The Plan, as it is proposed to be amended, does not differ in any material respect from the existing Plan, other than with respect to the number of shares authorized and reserved for Award grants. The foregoing description of the Plan is only the summary provided in the BTI Proxy Statement and is qualified in its entirety by reference to the full text of the Plan, a copy of which is available upon request from BTI.

     With respect to BTI Proxy Proposal No. 2, Vetrotex notes that according to BTI's Form 10-K filed on March 30, 2000 for the calendar year ending December 31, 1999 (the "Form 10-K"), there were outstanding stock options to purchase an aggregate of 615,427 shares of Common Stock (which, when compared with the 5,230,823 shares of Common Stock outstanding as of December 31, 1999, represents approximately 10.5% of the total issued and outstanding shares on a fully diluted basis). Although only options to purchase an aggregate of 444,542 shares were exercisable as of December 31, 1999, Vetrotex believes that if the CertainTeed Offer is consummated, the vesting of all options will be accelerated and all outstanding stock options will become immediately exercisable. Moreover, the BTI Proxy Statement indicates that options entitling the holders to purchase an additional 228,333 shares of Common Stock have been granted since December 31, 1999. Again, if the CertainTeed Offer is consummated, Vetrotex believes that the vesting of all of these additional share options will become immediately accelerated. Accordingly, the current options issued and outstanding, now totaling 843,760 shares under option, represent approximately 14% of all of the issued and outstanding shares on a fully diluted basis. Vetrotex further believes that if an additional 400,000 shares are made available for grant of options, as would be the case if BTI Proxy Proposal No. 2 were to be adopted, then the potential exists for all options, when exercised, to result in the issuance of an aggregate of 1,247,327 shares, or approximately 19% of all of the issued and outstanding shares on a fully diluted basis. This would represent a significant and material dilution of all shareholders' equity interests. Moreover, Vetrotex notes that the CertainTeed Offer is conditioned upon BTI Proxy Proposal No. 2 being defeated, and, therefore, adoption of the amendment could adversely affect the ability of BTI's shareholders to realize $8.00, net in cash, now, for their shares.

     The Plan allows the Committee to grant stock options to employees, directors and consultants at below-market prices. Specifically, Section 6 of the Plan states that the Committee may set the option price of any non-statutory stock option at up to 50% below the Fair Market Value of the Common Stock on the date the option is awarded. "Fair Market Value" is defined to mean the fair market value as determined by the Committee "in good faith or in the manner established by the Committee from time to time." In contrast, the Plan provides that incentive stock options - which are regulated by Section 422 of the Code - must have an option price not less than 100% of the fair market value of the Common Stock on the date of grant. Directors and consultants are ineligible to receive incentive stock options.

     Vetrotex does not believe it is appropriate to allow the BTI Board of Directors or the Committee to grant a substantial number of additional stock options at below-market prices, particularly in light of the pending CertainTeed Offer. This is especially true given that BTI already has the benefit of certain "anti-takeover" provisions and has recently taken actions to impose further impediments to the CertainTeed Offer:

     . BTI recently granted generous "golden parachute" severance agreements to its six most senior executives under which they could receive (in the aggregate) more than $2 million of extraordinary payments if the CertainTeed Offer succeeds;

     . The BTI Board of Directors recently adopted a "poison pill" that makes it prohibitively expensive for the CertainTeed Offer to be consummated;

     . BTI's Bylaws contain the "Advance Notice Bylaw," which prevents Vetrotex from nominating candidates for election to BTI's Board of Directors at the Annual Meeting; and

     . Section 611-A of the MBCA may prevent timely consummation of the Proposed Merger (as defined below) without the prior approval of the BTI Board of Directors.

     In addition, BTI lobbied for special legislation in Maine to delay the Special Meeting set for June 16, 2000 and instituted litigation designed to delay the CertainTeed Offer. To date, neither of these actions has been successful.

     The BTI Proxy Statement states that only 3,567 shares remain available for issuance under the Plan, out of a total of 421,740 shares. What the BTI Proxy Statement fails to disclose is that over 54% of the outstanding options under the Plan were granted within the first three months of the current year. As compared to the 416,755 option shares stated to be outstanding as of March 24, 2000, the Form 10-K indicated that there were only 189,840 option shares outstanding under the Plan as of December 31, 1999.

     BTI's employees already hold a substantial number of stock options. Thus, according to the BTI Proxy Statement and the Form 10-K, the previously granted stock options amount to a total of 843,760 shares. According to the BTI Proxy Statement, all of these options will become exercisable upon a change in control. If exercised today, this number of shares would increase the outstanding shares by 16.1%, from the current level of 5,230,823 shares of Common Stock outstanding today. We recognize that some of these options have exercise prices of more than $8.00 per share, and therefore presumably would not be exercised in order to tender into the CertainTeed Offer at $8.00 per share. This fact notwithstanding, the accelerated exercise of all remaining stock options would increase the outstanding shares by 15.4%. While we do not know enough about the terms of and reasons for the recent round of option grants to object to them, the fact that such a large option grant was made so recently suggests that there is no compelling reason to authorize the BTI Board to grant more options anytime soon.

     The CertainTeed Offer already extends to all shares that might be issued under the stock options that are currently outstanding. The cost of buying these additional shares has been factored into the $8.00 net price. However, we believe that it would be wholly inappropriate for the BTI Board of Directors to grant a substantial number of new options in the face of the CertainTeed Offer, particularly at below-market prices.

     In a recent amendment to BTI's Proxy Statement, BTI claims that Vetrotex's representative on the BTI Board of Directors was Chairman of the Compensation Committee and approved the grant of all of these options. Vetrotex does not object to the Plan itself. Vetrotex, both directly and through Mr. Sharpe, has consistently supported BTI's employee stock option program, particularly where options were granted to employees other than senior management. Used properly, such stock option programs can be useful in attracting and retaining valuable employees, which can benefit the employer and its shareholders. However, Vetrotex opposes the proposed amendment and Mr. Sharpe did not participate in the Board of Director's decision to recommend the 400,000 share increase in the shares available for grant under the Plan. Vetrotex believes that, if approved, such amendment would permit the BTI Board of Directors to grant management or even themselves substantial additional options at below-market prices. Such grants would result in unfavorable accounting treatment for BTI and, depending upon the size of the bargain element in such grants and to whom such grants were made, could result in unfavorable tax treatment to BTI. A recent press release by BTI suggests that its Board of Directors will not grant further options to senior management for 90 days. Not only is such a Board resolution non-binding, but no assurance was given that grants would not be made to directors or that grants would not be made at below-market prices. The BTI Board of Directors has also recently granted very generous severance agreements in favor of its senior management.

     The CertainTeed Offer contains a condition that the proposed amendment to the Plan be defeated. Under the CertainTeed Offer, Purchaser will not be required to accept for payment the tendered shares of Common Stock and may terminate the CertainTeed Offer, if:

        "(11) the Company's shareholders shall have approved the Company's proposed amendment to its 1997 Equity Incentive Plan included in the Company's Proxy Statement dated April 17, 2000, or any similar proposal."

     GIVEN THESE REASONS, VETROTEX OPPOSES BTI PROXY PROPOSAL NO. 2 AND URGES YOU NOT TO SIGN THE WHITE PROXY CARD SENT TO YOU BY BTI IN FAVOR OF THAT PROPOSAL. INSTEAD, VETROTEX URGES YOU TO FILL OUT, SIGN AND RETURN THE ENCLOSED BLUE PROXY CARD.

THE CERTAINTEED OFFER AND PROPOSED MERGER

     On April 20, 2000, Parent and Purchaser commenced the CertainTeed Offer. The CertainTeed Offer is conditioned upon, among other things: (i) the acquisition of Shares pursuant to the CertainTeed Offer and the Proposed Merger (as defined below) having been approved by the BTI Board of Directors for purposes of Section 611-A of the MBCA (the "Business Combination Statute") or Purchaser being satisfied, in its sole discretion, that the Business Combination Statute is invalid or otherwise inapplicable to the CertainTeed Offer and the Proposed Merger; (ii) the Rights having been redeemed by the BTI Board of Directors or the Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the CertainTeed Offer and the Proposed Merger; and (iii) the BTI shareholders having not approved BTI Proxy Proposal No. 2 to amend the Plan.

     Subject to the fulfillment of their fiduciary duties as directors of BTI, any future nominees of Vetrotex to replace the BTI directors (assuming they are removed as directors at the Special Meeting), will, if elected as directors of BTI, cause BTI to enter into an agreement with Purchaser providing for a merger or similar business combination (the "Proposed Merger") in which holders of shares of BTI Common Stock would receive cash consideration per Share of BTI Common Stock equal to the Offer Price. Such nominees also would take whatever other actions are appropriate, subject to fulfillment of their fiduciary duties as directors of BTI, to facilitate the CertainTeed Offer and the Proposed Merger, including approving the CertainTeed Offer and the Proposed Merger for purposes of the Business Combination Statute.

     Such nominees, subject to fulfillment of their fiduciary duties as directors of BTI, would also intend to seek the required approval of a majority of the BTI Board to redeem the Rights (or to amend the Rights Agreement to make the Rights inapplicable to the CertainTeed Offer and the Proposed Merger).

     Complete information about the CertainTeed Offer is contained in the Offer to Purchase, which is available upon request from Innisfree M&A Incorporated ("Innisfree"), the information agent for the CertainTeed Offer, and in the Tender Offer Statement on Schedule TO (the "Schedule TO"), which was filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission") on April 20, 2000, as amended. The Schedule TO and any amendments, including exhibits, may be obtained from the Commission's web site at http://www.sec.gov, and copies are also obtainable upon request from Innisfree.

See also "CERTAIN INFORMATION CONCERNING PARENT, PURCHASER AND SAINT-GOBAIN" below.


LITIGATION


     On April 26, 2000, BTI filed a complaint in the United States District Court for the District of Maine against Vetrotex, Purchaser, Parent and Saint-Gobain (Civil Action Docket No. 00-CV-124-P-H). The complaint alleges that these defendants violated federal securities laws. Specifically, the complaint alleges that the defendants failed to timely disclose a change in investment intent relating to their ownership of BTI shares, and that the defendants had improperly commenced the CertainTeed Offer by failing to timely serve BTI with a copy of the tender offer documents. The complaint also alleges that the defendants tortiously interfered with BTI's business relations and conspired to violate the federal securities laws and Maine state common law. The complaint seeks injunctive relief to prevent the defendants from: (i) accepting any shares or proxies in connection with the CertainTeed Offer; (ii) making any public announcements or filings related to the CertainTeed Offer, except as required by law; (iii) soliciting proxies from BTI shareholders; or (iv) communicating with BTI shareholders. The complaint also seeks a declaratory judgement that Saint-Gobain violated Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, and that the CertainTeed Offer was improperly commenced and is null and void. The complaint also seeks monetary damages and costs.

     Defendants have vigorously contested all allegations in the complaint and will continue to do so. A hearing was held on May 1, 2000 on BTI's request for injunctive relief in connection with the complaint. On May 2, 2000, the Court denied BTI's motions for both a preliminary injunction and a temporary restraining order.

                               THE PROXY PROCEDURE

     According to BTI's Proxy Statement, the unrevoked proxies of the holders of not less than a majority of the shares of Common Stock outstanding and entitled to vote on the Record Date (as defined below) must be obtained, within the time limits specified in BTI's Bylaws, to adopt BTI Proxy Proposals No. 2 and No. 3. For BTI Proxy Proposal No. 1, the BTI Proxy Statement provides that, assuming the presence of a quorum, directors of BTI are elected by majority vote of the shares of Common Stock present in person or by proxy and voting in the election of directors. Each share of Common Stock is entitled to one vote per share. A failure to give a proxy or a broker non-vote will have the same effect as a vote against such proposals.

     BTI has announced that the Annual Meeting will be held at 10:00a.m. on May 16, 2000 at the Marriott at Sable Oaks, 200 Sable Oaks Drive, South Portland, Maine 04106. Under Article II, Section 6 of BTI's Bylaws, for the purpose of any vote at a regular or special shareholders' meeting, the Board may fix a record date, which record date shall not be more than 60 nor less than 10 days prior to the date of such meeting. According to the BTI Proxy Statement, the BTI Board of Directors fixed a record date of March 24, 2000 (the "Record Date") for the Annual Meeting, and as of the Record Date, there were 5,230,823 shares of Common Stock issued and outstanding.

     A shareholder may revoke any previously signed proxy by signing, dating and returning a BLUE Proxy Card. If no direction is made on the BLUE Proxy Card with respect to the BTI Proxy Proposals, all previously executed proxies with respect to such BTI Proxy Proposals will be revoked. Proxies may also be revoked by delivery of a written proxy revocation to Vetrotex. SHAREHOLDERS ARE URGED, HOWEVER, TO DELIVER ALL PROXY REVOCATIONS TO INNISFREE, THE FIRM ASSISTING VETROTEX IN THIS SOLICITATION, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022. Vetrotex requests that if a BLUE Proxy Card or other means of proxy revocation is instead delivered to BTI, a photostatic copy of such revocation also be delivered to Vetrotex, c/o Innisfree, at the address set forth above, so that Vetrotex will be aware of all revocations or subsequent votes. Any proxy delivered to Vetrotex may be revoked at any time by signing, dating and returning to Vetrotex or BTI a subsequently dated BLUE Proxy Card sent to you by Vetrotex, or by delivery of a written revocation of such proxy to Vetrotex or BTI.

     If any shares of BTI Common Stock that you owned on the Record Date were held for you in an account with a stock brokerage firm, bank nominee or other similar "street name" holder, you are not entitled to vote such shares directly, but rather must give instructions to the stock brokerage firm, bank nominee or other "street name" holder to grant or revoke proxies for the shares of BTI Common Stock held in your name. Accordingly, you should contact the person responsible for your account and direct him or her to execute the enclosed BLUE Proxy Card on your behalf. You are urged to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Vetrotex, c/o Innisfree, at the address set forth above, so that Vetrotex will be aware of your instructions and can attempt to ensure such instructions are followed. Your vote on our BLUE Proxy Card will be a "WITHHOLD" vote on BTI Proxy Proposal No. 1 and a vote "AGAINST" BTI Proxy Proposals No. 2 and No. 3.

     YOU HAVE THE RIGHT TO REVOKE ANY PROXY YOU MAY HAVE PREVIOUSLY GIVEN TO BTI. TO DO SO, YOU NEED ONLY SIGN, DATE AND RETURN IN THE ENCLOSED POSTAGE PREPAID ENVELOPE THE BLUE PROXY CARD WHICH ACCOMPANIES THIS PROXY STATEMENT. IF YOU DO NOT INDICATE A SPECIFIC VOTE ON THE BLUE PROXY CARD WITH RESPECT TO ONE OR MORE OF THE BTI PROXY PROPOSALS, THE PROXY CARD WILL BE USED TO VOTE "WITHHOLD" ON BTI PROXY PROPOSAL NO. 1 AND TO VOTE "AGAINST" BTI PROXY PROPOSALS NO. 2 AND NO. 3.

     IF YOU DO NOT SUPPORT THE BTI PROXY PROPOSALS AND HAVE NOT SIGNED A BTI PROXY, YOU MAY SHOW YOUR OPPOSITION TO THE BTI PROXY PROPOSALS, AND PARTICULARLY BTI PROXY PROPOSAL NO. 2, BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THIS WILL BETTER ENABLE VETROTEX TO KEEP TRACK OF HOW MANY SHAREHOLDERS OPPOSE THE BTI PROXY PROPOSALS.

     Vetrotex has retained Innisfree to assist in communicating with shareholders in connection with this solicitation and to assist in our efforts to obtain proxies. If you have any questions about how to complete or submit your BLUE Proxy Card or any other questions, Innisfree will be pleased to assist you. You may call Innisfree toll-free at (888) 750-5834. Banks and brokers should call collect at (212) 750-5833.

                               BOARD OF DIRECTORS

     The following table identifies the current members of the Board of Directors of BTI, all of whom have been nominated for a one-year term to expire at the year 2001 Annual Meeting:

                                                                                DIRECTOR
       NAME          AGE          POSITION WITH COMPANY                          SINCE
       ----          ---          ---------------------                          -----
Martin S. Grimnes     52  Chairman of the Board, Chief Executive Officer          1984
                          and
                          Director

William M. Dubay      49  President, Chief Operating Officer and Director         1997
Richard J. Corbin     61  Director                                                1999
Kenneth J. Hatten     56  Director                                                2000
Max G. Pitcher        64  Director                                                1997
Peter N. Walmsley     64  Director                                                1991

     David E. Sharpe, an executive officer of Vetrotex, had served as one of the seven directors of BTI since 1993. On or about March 14, 2000, Mr. Sharpe informed BTI that he did not intend to stand for re-election at the next Annual Meeting. None of Vetrotex, Purchaser, Parent, or Saint-Gobain, nor any of their affiliates, has suggested a nominee to replace him, nor do they have any contractual right to do so. Mr. Sharpe resigned as a director effective May 1, 2000.

     The purpose of the CertainTeed Offer is to enable Parent to acquire control of, and the entire equity interest in, BTI. Parent believes that in order to do this, it or one of its affiliates must control the BTI Board of Directors to ensure that the impediments to the CertainTeed Offer and the Proposed

Merger are removed, including in particular approving the CertainTeed Offer and the Proposed Merger for purposes of the Business Combination Statute and redeeming the Rights, both of which will require the approval of a majority of the BTI Board of Directors.

     Parent and Purchaser believe that the Offer and Proposed Merger are in the best interests of the BTI shareholders and that the Offer Price is a fair price for the Shares because it reflects a premium of approximately 46% over the $5.50 closing price for the Common Stock on the Nasdaq Stock Market on April 14, 2000, the last full trading day preceding the public announcement of the CertainTeed Offer.

     Vetrotex, Parent and Purchaser believe that even if these nominees are re-elected at the Annual Meeting scheduled for May 16, 2000, it may be necessary to consider appropriate board representation at the Special Meeting, at which time the BTI shareholders may choose between the CertainTeed Offer and any specific proposals made by Vetrotex in connection with that Special Meeting to facilitate the CertainTeed Offer, on the one hand, and whatever proposals the BTI Board of Directors may make between now and the Special Meeting, on the other hand.

                     VOTING SECURITIES AND PRINCIPAL HOLDERS

     The following table is derived from BTI's Proxy Statement and sets forth information as of April 12, 2000 regarding beneficial ownership of Common Stock of each person who is known by BTI to own beneficially more than five percent (5%) of the Common Stock, each director, each nominee and each "named executive officer" (as defined in Item 402 of Regulation S-K), certain other executive officers and all directors and executive officers as a group. Vetrotex has not independently verified this information, other than the number of shares shown to be owned by it.


                         NAME OF OWNER                            NUMBER(1)    PERCENT(1)
Vetrotex ....................................................     713,746      13.65%

Martin S. Grimnes(2) ........................................     288,204       5.51%
   Chairman, Chief Executive Officer and Director

William M. Dubay(3) .........................................     110,243       2.11%
   President, Chief Operating Officer and Director

Robert Fuller(4) ............................................      69,537        1.3%
   Vice President, Sales

Max G. Pitcher(5) ...........................................      11,534           *
   Director

Peter N. Walmsley(6) ........................................       8,976           *
   Director

Richard J. Corbin(7) ........................................       5,149           *
   Director

Kenneth J. Hatten(8) ........................................       2,125           *
   Director

Alan M. Chesney(9) ..........................................      12,095           *
   Vice President, Chief Financial Officer and Treasurer


                         NAME OF OWNER                            NUMBER(1)    PERCENT(1)
Thomas L. Wallace(10) .......................................      42,645           *
   Vice President, Manufacturing

Dimensional Fund Advisors, Inc.(11) .........................     334,200       5.69%

Wellington Management Company, LLP(12) ......................     460,000       9.78%

All Directors, Nominees and Executive Officers as a group (9
 persons) ...................................................     550,508        9.9%


------------------------

+ The address of Messrs. Corbin, Hatten, Walmsley, Grimnes, Dubay, Fuller, Pitcher, Chesney, and Wallace, is c/o Brunswick Technologies, Inc., 43 Bibber Parkway, Brunswick, ME 04011. The address of Vetrotex is 750 E. Swedesford Road, Valley Forge, PA 19482. The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, Santa Monica, CA 90401. The address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

*    Less than 1% of the outstanding shares of Common Stock.

(1) For the purpose of this table, shares of Common Stock, which to the Company's knowledge, an individual or group has a right to acquire within sixty (60) days upon the exercise of options or warrants, are deemed outstanding for the purposes of computing the number and percentage of shares beneficially owned by such individual or group. Such shares are not deemed to be outstanding for the purpose of computing the percentage of shares beneficially owned by any other individual or group shown in the table. This table does not include 98 shares of Common Stock held by the executive officers of the Company through the Company's 401(k) plan.

(2) Includes 141,004 shares of Common Stock subject to options exercisable within 60 days of April 1, 2000.

(3) Includes 96,673 shares of Common Stock subject to options exercisable within 60 days of April 1, 2000.

(4) Includes 69,537 shares of Common Stock subject to options exercisable within 60 days of April 1, 2000.

(5) Includes 4,900 shares of Common Stock subject to options exercisable within 60 days of April 1, 2000.

(6) Includes 3,400 shares of Common Stock subject to options exercisable within 60 days of April 1, 2000.

(7) Includes 1,500 shares of Common Stock subject to options exercisable within 60 days of April 1, 2000.

(8) Includes 1,125 shares of Common Stock owned by The Hatten Hr-10 Profit Sharing Plan and Trust as to which the beneficial owner has shared investment power.

(9) Includes 4,640 shares of Common Stock subject to options exercisable within 60 days of April 1, 2000.

(10) Includes 42,345 shares of Common Stock subject to options exercisable within 60 days of April 1, 2000.

(11) Includes 334,200 shares of Common Stock as to which the beneficial owner has sole voting power and sole dispositive power. Dimensional Advisors, Inc. disclaims beneficial ownership of such securities. The information with respect to the beneficial owner has been taken from the beneficial owner's 13G filed with the Commission on February 2, 2000.

(12) Includes 460,000 shares of Common Stock as to which the beneficial owner had shared voting power and shared dispositive power. The information with respect to the beneficial owner has been taken from the beneficial owner's
     Schedule 13G/A filed with the Commission on February 3, 2000.



                     CERTAIN INFORMATION CONCERNING PARENT,
                           PURCHASER AND SAINT-GOBAIN

     Purchaser is a newly incorporated Maine corporation and an indirect wholly owned subsidiary of Parent organized to acquire BTI. The principal executive offices of Purchaser are located at 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482. Since its incorporation on April 14, 2000, Purchaser has not conducted any business other than in connection with the CertainTeed Offer. Until immediately prior to the time Purchaser purchases Shares pursuant to the CertainTeed Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the CertainTeed Offer. Because Purchaser is a newly-formed corporation and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

     Parent is a Delaware corporation and an indirect wholly owned subsidiary of Saint-Gobain, with principal executive offices located at 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482. The principal business of Parent is the manufacture of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials.

     Saint-Gobain, a French corporation, is a publicly-owned holding company whose shares are listed for trading on the monthly settlement market of The Paris Stock Exchange and on the principal European stock exchanges. Its principal executive office is located at Les Miroirs, 18 avenue d'Alsace, 92400 Courbevoie, France (Postal Address: Les Miroirs, 92096 Paris La Defense Cedex). Saint-Gobain has worldwide interests in businesses involving the manufacture of flat glass, insulation and reinforcements, pipe, glass containers, industrial ceramics and abrasives and the manufacture and distribution of building materials.

     None of Purchaser, Parent or Saint-Gobain has a class of securities registered under the Securities Exchange Act of 1934, as amended, and, accordingly, none of these companies is required to file periodic reports, proxy statements or other information with the Commission relating to its business, financial condition or other matters.

                        PARTICIPANTS IN THE SOLICITATION

     Vetrotex has retained Innisfree, at an estimated fee of $50,000, plus reasonable out-of-pocket expenses, to assist in the solicitation of proxies, as well as to assist Vetrotex, Parent, Purchaser and Saint-Gobain with their communications with BTI shareholders with respect to, and to provide other services to Vetrotex in connection with, Vetrotex's opposition to the BTI Proxy Solicitation. Approximately 75 persons will be utilized by Innisfree in its efforts. Vetrotex will reimburse brokerage houses, banks, custodians and other nominees and fiduciaries for out-of-pocket expenses incurred in forwarding Vetrotex's proxy materials to, and obtaining instructions relating to such materials from, beneficial owners of the Shares. Vetrotex has agreed to indemnify Innisfree against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

     Lehman Brothers Inc. ("Lehman Brothers") is acting as dealer manager in connection with the CertainTeed Offer and as investment bankers for Parent and Purchaser in connection with the CertainTeed Offer and related transactions. Parent and Purchaser have agreed to pay Lehman Brothers in connection therewith. Parent and Purchaser have also agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of their counsel, and to indemnify Lehman Brothers and certain related persons against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. Lehman Brothers may be deemed to be a "participant," as such term is defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the proxy solicitation; however, Lehman Brothers does not believe that it or any of its respective partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A or that Schedule 14A requires the disclosure of certain information concerning Lehman Brothers. In connection with Lehman Brothers' role as Dealer Manager, the following investment banking employees of Lehman Brothers may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of BTI and may solicit proxies from these institutions, brokers or other persons: Scott Mohr and Steve Cruise. Lehman Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business, Lehman Brothers may trade securities of BTI for its own account and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Lehman Brothers has informed Vetrotex and Parent that, as of the date hereof, it does not hold shares for its own account. Lehman Brothers and/or certain of its respective affiliates may have voting and dispositive power with respect to certain BTI shares held in asset management, brokerage and other accounts. Lehman Brothers and each of its respective affiliates disclaim beneficial ownership of such shares.

     Vetrotex, Purchaser, Parent, and Saint-Gobain, and certain other persons named below, may be deemed to be "participants" in the solicitation of proxies. The participants in the solicitation may include the following officers of
Parent: George B. Amoss, Vice President-Finance, and John J. Sweeney, III, Vice President. No such participants will receive any additional compensation for such activities. Except as otherwise disclosed in this Proxy Statement, none of such persons, and none of Vetrotex, Parent, Purchaser, or Saint-Gobain, own any Common Stock or have any other substantial interest, direct or indirect, in BTI. Currently, BTI purchases approximately one-third of its fiber glass requirements from Vetrotex. In addition, an executive officer of Parent purchased for investment, in the open market, 2,000 shares of BTI Common Stock in October 1999.

     Proxies may be solicited by mail, in person, by telecommunication or by other electronic means. The cost of the solicitation of proxies will be borne by Vetrotex.

     We estimate that soliciting BTI shareholders on behalf of Vetrotex will cost us $150,000 in fees for attorneys, accountants, public relations or financial advisors, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation. Of that amount, we have paid approximately $25,000 as of May 5, 2000. We will not seek reimbursement from BTI for these costs.

                           DISSENTERS' RIGHTS

     Shareholders of BTI are not entitled to dissenters' rights in connection with the BTI Proxy Proposals or the CertainTeed Offer.

     If the Proposed Merger is consummated, dissenters' rights would be provided in accordance with the MBCA. In that event, any issued and outstanding shares of BTI Common Stock held by persons who object to the Proposed Merger and otherwise comply with all the provisions of the MBCA concerning the right of shareholders to dissent from the Proposed Merger and require valuation of their shares of BTI Common Stock, will not be converted into the right to receive the consideration to be paid pursuant to the Proposed Merger, but will become the right to receive payment of the "fair value" of their shares of BTI

Common Stock (exclusive of any element of appreciation or depreciation in anticipation of the Proposed Merger).

     Dissenters' rights cannot be exercised at this time. Shareholders who will be entitled to dissenters' rights in connection with the Proposed Merger will receive additional information concerning any available dissenters' rights and the procedures to be followed in connection therewith before the shareholders have to take any action relating thereto.

     EXECUTING A WRITTEN REVOCATION OF A PRIOR PROXY, OR THE GRANTING OF A PROXY WITH RESPECT TO THE BTI PROXY PROPOSALS, WILL NOT PREVENT A SHAREHOLDER FROM EXERCISING HIS OR HER DISSENTERS' RIGHTS AND DEMANDING APPRAISAL OF HIS OR HER SHARES IN CONNECTION WITH THE PROPOSED MERGER.

                             SHAREHOLDER PROPOSALS

     According to the BTI Proxy Statement, any shareholder that wants to submit a proposal for consideration at BTI's next Annual Meeting must submit the proposal to BTI at its principal executive office at 43 Bibber Parkway, Brunswick, Maine 04011, on or before December 22, 2000. If the CertainTeed Offer and the Proposed Merger are consummated during 2000, BTI will no longer be a publicly reporting company and will not be subject to the proxy statement requirements of the Securities Exchange Act of 1934, as amended.

                       VETROTEX CERTAINTEED CORPORATION

May 5, 2000
                                    IMPORTANT

1. If your shares are registered in your own name, please sign, date and mail the enclosed BLUE Proxy Card to Innisfree in the postage-paid envelope provided.

2. If you have previously signed and returned a WHITE proxy card to BTI, you have every right to change your vote. Only your latest dated card will count. You may revoke any WHITE proxy card already sent to BTI by signing, dating and mailing the enclosed BLUE Proxy Card in the postage-paid envelope provided.

3. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE Proxy Card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed BLUE Proxy Card in the postage-paid envelope provided. To ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE Proxy Card to be issued representing your shares.

4. After signing the enclosed BLUE Proxy Card, do not sign or return the WHITE proxy card. Do not even use BTI's WHITE proxy card to indicate your opposition to the BTI Proxy Proposals. If you have any questions about giving your revocation of proxy or require assistance, please call:

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                           NEW YORK, NEW YORK  10022
                 BANKS & BROKERS CALL COLLECT:  (212) 750-5833
                   ALL OTHERS CALL TOLL FREE:  (888) 750-5834

                        Vetrotex CertainTeed Corporation
                             750 E. Swedesford Road
                            Valley Forge, PA  19482


 ANNUAL MEETING OF SHAREHOLDERS OF BRUNSWICK TECHNOLOGIES, INC. - MAY 16, 2000
         PROXY SOLICITED ON BEHALF OF VETROTEX CERTAINTEED CORPORATION


     The undersigned, revoking all prior proxies, hereby appoints George B. Amoss, John R. Mesher and Linda F. Montemayor, or any of them acting alone, as Proxy, with full power of substitution for and on behalf of the undersigned at the 2000 Annual Meeting of Shareholders of BRUNSWICK TECHNOLOGIES, INC. to be held at the Marriott at Sable Oaks, 200 Sable Oaks Drive, South Portland, Maine 04106, on Tuesday, May 16, 2000, at 10:00 a.m., and at any adjournment(s) or postponement(s) thereof. The undersigned hereby directs the said Proxy to vote in accordance with his or her judgment on any matters which may properly come before the Annual Meeting, all as indicated in the Notice of Annual Meeting, receipt of which is hereby acknowledged, and to act on the following matters set forth in such notice as specified by the undersigned.

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "WITHHOLD" ON PROPOSAL NO. 1 AND "AGAINST" PROPOSALS NO. 2 AND NO. 3.

________________________________________________________________________________

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY USING THE ENCLOSED ENVELOPE
________________________________________________________________________________

    VETROTEX RECOMMENDS A VOTE "WITHHOLD" ON PROPOSAL NO. 1 BELOW

1.  To set the number of Directors at seven and to elect the following nominees:

    Martin S. Grimnes                        Max G. Pitcher
    William M. Dubay                         Peter N. Walmsley
    Richard J. Corbin                        Kenneth J. Hattan

             FOR all nominees listed above [ ]           WITHHOLD [ ]
             (except as indicated to the
                    contrary below)

    ---------------------------------------------------

    VETROTEX RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. 2 BELOW

2. Approval of an amendment to BTI's 1997 Equity Incentive Plan to increase the number of available shares of common stock available for awards from 421,740 to 821,470.

                  FOR [ ]       AGAINST [ ]       ABSTAIN [ ]

    VETROTEX RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. 3 BELOW

3. Ratification of the appointment of PriceWaterhouseCoopers LLP as independent auditors of the Company.

                  FOR [ ]       AGAINST [ ]       ABSTAIN [ ]

4. In his or her discretion, the Proxy is authorized to vote upon any other business that may come before the meeting or at any adjournment(s) or postponement(s) thereof.

IMPORTANT: PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.

                                             Dated                        , 2000
                                                   -----------------------

                                             -----------------------------------
                                             (Signature)


                                             -----------------------------------
                                             (Signature, if held jointly)


                                             -----------------------------------
                                             Title


                                             Please sign exactly as name appears
                                             on this proxy. When shares are held
                                             jointly, joint owners should each
                                             sign. Executors, administrators,
                                             trustees, etc., should indicate the
                                             capacity in which signing and where
                                             more than one name appears, a
                                             majority must sign. If the
                                             shareholder is a corporation, the
                                             signature should be that of an
                                             authorized officer who should
                                             indicate his or her title.

IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL INNISFREE M&A INCORPORATED, TOLL FREE AT (888) 750-5834.